UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

January 18, 2021

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

84-4475410

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Executive Summary

Anchor Foods is a 110 kW (AC) rooftop solar installation to be located at 10 Chatham Street, Cape Town, South Africa ("Project"). The Project will be connected to the local distribution grid.

This solar plant will be rented to 10 Chatham Street (Pty) Ltd., the roof owner and offtaker, through a take-or-pay contract for a period of 20 years.

The total cost of the project is $109,340 and it is expected a 11.96% IRR ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 LLC
Project Location	Cape Town, South Africa
Technology	Rooftop Solar
System Size (AC/DC)	110 kW/ 119 kWp
Estimated Year 1 Production	191 MWh
Coordinates	33.922351° S 18.496086° E
Roof Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	T.B.D
Offtaker	10 Chatham Street (Pty) Ltd.
EPC Contractor	ACES Africa (PTY) LTD
O&M Contractor	ACES Africa (PTY) LTD
Roof Owner	10 Chatham Street (Pty) Ltd.

Uses of Capital and Project Economics

Project Hard Costs	1,508,793 ZAR
Project Soft Costs	65,992 ZAR
Developer Fee	196,524 ZAR
Total Project Financing	1,771,309 ZAR
Debt Funding	N/A
Equity Funding	1,771,309 ZAR
Project IRR	13.08% (ZAR)/ 11.96% ($USD)

Project Review

SPE

The Project's Special Purpose Entity (SPE) has not been constituted yet. All activities related to the project have been made through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust") and The Sun Exchange (PTY) LTD. ("Sun Exchange").

Site

10 Chatham Street (Pty) Ltd. ("Roof Owner"), the offtaker, owns the propriety in which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Asset Lease Agreement.

The roof consists of structural steel rafters with timber purlins, and cladded with IBR metal roof sheets.

Origin Consulting Engineers ("Origin") did a site inspection on October 06th, 2021. Based on their visual inspection and calculations, Origin confirmed that the roof structure has adequate load capacity for the placement of solar panels. Additionally, they proposed that the solar panels should be fixed to the roof at the purlin position.

Design

The Project will employ 220 x 540 Wp solar modules manufactured by JA Solar, a Tier 1 module manufacturer based in China. The plant will also use a 110 kW SG110CX inverter manufactured by Sungrow.

Regarding Energy Production, the Project is estimated to produce 191 MWh/year with an AC Capacity Factor of 19.8%.

Interconnection

In properties within the City of Cape Town electricity supply area, Small-Scale Embedded Generation, such as the Project, must obtain a Permission to Install Letter from the municipality. The Project obtained this Permit on January 14th, 2021. Additionally. the City of Cape Town informed that there will be no incurred costs related to the interconnection and that the meter will be supplied by the municipality.

Once the installation of the Project is finished, a Commissioning Approval Letter will be issued by the City of Cape Town within 10 working days.

Offtaker

The Offtaker is 10 Chatham Street (Pty) Ltd. ("Offtaker"). The Sun Exchange Trust and the Offtaker have signed an Asset Lease Agreement on September 28th, 2021. This Revenue agreement stipulates a fixed tariff to be paid by the Offtaker per kWh generated by the system. The tariff is adjusted annually on the contract's anniversary. The main terms of the Revenue Agreement are show on the Table 1.

Table 1 - Asset Lease Agreement Main Terms

Revenue Contract Term	20 years
Resulting Energy Credit	1.07 ZAR/kWh
Annual Adjustment	CPI + 2%

EPC

ACES Africa (PTY) LTD ("ACES") has been selected as the EPC partner for the Project. ACES and Sun Exchange signed the turnkey contract on November 22nd, 2021. The total contract price is 1,564,747 ZAR, which includes the EPC service, 2 years of O&M and Spare Parts. From this scope, the turnkey EPC price is 1,508,793 ZAR (12.70 ZAR/Wp) or $ 90,135 ($ 0.78/Wp).

ACES will provide a warranty for all services for the first 2 years following the Commercial Operation Date. Additionally, the major equipment will be warrantied by the suppliers for an extended period, namely 10 years for Inverters and 25 years for modules.

ACES will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion. Energea Portfolio 3 LLC will be named additional insurer on the policy.

O&M

ACES will be the O&M service provider for the first 2 years of operation. This service includes Monitoring, Reporting, Module Cleaning, Preventative Maintenance, Saving Calculations and Support.

Financial Analysis

The resulting nominal IRR, in USD, of Anchor Foods is projected to be 11.96%, with an estimated payback of 8 years, 4 months, and 10 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

This analysis makes use of an inflation assumption, using the latest value from October 2021, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Revenue

The source of the project's revenue originates from a 20-year term take-or-pay PPA contract with 10 Chatam Street, for a base price of 1.07 ZAR / kWh, readjusted annually on the anniversary of the Commercial Operation Date ("COD") by the South African CPI rate plus a 2% spread.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as a 25.00% rake off the collected revenue in the project.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen on Table 2.

As part of the project's Soft Costs, it was budgeted an amount for both spare parts and preliminary engineering, both contained within ACES Africa's price breakdown provided by The Sun Exchange. A 3.00% contingency on the EPC total was also assumed.

All prices listed on Table 2 are already grossed with a Value-Added Tax ("VAT") of 15,00%.

Lastly, no interconnection cost is assumed by the project.

Table 2 - Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A

Hard Costs	1,508,793 ZAR	12.70 ZAR/Wdc
Solar Modules	723,861 ZAR	6.09 ZAR/Wdc
Solar Inverters	80,244 ZAR	0.68 ZAR/Wdc
Mounting Materials	85,739 ZAR	0.72 ZAR/Wdc
Electrical Materials	311,490 ZAR	2.62 ZAR/Wdc
Civil Materials	0.00 ZAR	0.00 ZAR/Wdc
Engineering Drawings	17,664 ZAR	0.15 ZAR/Wdc
Site Works	0.00 ZAR	0.00 ZAR/Wdc
Electrical Work	175,333 ZAR	1.48 ZAR/Wdc
Mechanical Work	0.00 ZAR	0.00 ZAR/Wdc
Others	114,461 ZAR	0.96 ZAR/Wdc

Soft Costs	65,992 ZAR	0.56 ZAR/Wdc
Contingency	45,264 ZAR	0.38 ZAR/Wdc
Preliminary Engineering	7,567 ZAR	0.06 ZAR/Wdc
Spare Parts	13,161 ZAR	0.11 ZAR/Wdc

Developer Fees	196,524 ZAR	1.65 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	1,771,309 ZAR	14.91 ZAR/Wdc

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:

1.     Certificate of Incorporation, Articles of Organization of 10 Chatham Street Property (PTY) LTD and Disclosure Certificate issued by the Commissioner of Companies & Intellectual Property Commission;

2.     Deed of Guarantee and Suretyship;

3.     Asset Lease Agreement;

4.     EPC Agreement.

All contracts submitted are duly signed. There was no major red flag in the contracts/documents.

Issues List

Table 3 - Issues List

Lease Assignment	Signature Pending

Contract Summary

Table 4 - Articles of Organization Summary

Contract	Articles of Organization of 10 Chatham Street Property (PTY) LTD
Incorporation Date	November 8th, 2002 (originally incorporated under the name "Article Investments 31 (Proprietary) Limited" and changed to 10 Chatham Street Property (LTY) LTD on October 7h, 2003)
Structure	Company with Share Capital
Main Business	Property Holding and Investment as principal
Capital	1,000 Rand (one thousand Rand) divided into 1,000 (one thousand) ordinary par value shares of 1 (one) Rand
Directors	Vivienne Wyenne Fok Roger Warr Siu You Fok

Table 5 - Asset Lease Agreement Summary

Contract	Asset Lease Agreement
Date	September 28th, 2021
Parties	The Sun Exchange (SA) Bewind Trust - As Lessor 10 Chatham Street (PTY) LTD - As Lessee
Term	20 years from the Commercial Operation Date
Object	Lessor will lease to Lessee the asset, a photovoltaic electricity power generator, fixed to the premises of Lessee at 10 Chatham St., Maitland, Cape Town, 7405
Usage Fee	Lessee shall pay the usage fee in return for the use of the asset
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African Rand
Termination

Lessee shall not sell the premises or terminate its lease of the premises (as appropriate), unless the new owner or occupant (as appropriate) assumes the Lessee's rights and obligations to the Lessor under the lease agreement prior to such sale or lease termination taking effect, provided that the Lessee shall remain bound to the lease agreement and be liable for payment of the usage fee until the assignment of the lease agreement to the new owner or occupant (as appropriate) has been effected and the new owner has formally and in writing agreed to be bound to the lease agreement. As an alternative, if the Lessee wishes to have the asset moved to alternative premises, this will be at the cost of the Lessee.

At the end of the term, if Lessee does not wish to renew the lease agreement for an additional period, the asset must be purchased by Lesssee.

Insurance

Lessor shall insure the asset from the COD against loss, fire, accident, theft and damage for an amount equal to the full insurable value of the asset.

Lessor shall ensure that the EPC obtain and maintains adequate insurance cover for any damage caused to the building or other structures on the premises during installation of the asset and up to the COD, including in respect of consequential damages or other losses or damages incurred by the Lessee, which loss or damages are directly or indirectly caused by the asset, any EPC services or O&M services performed in respect of the asset, and the Lessee shall have no claim against the Lessor or the EPC for uninsured damages or loss suffered in this regard.

Buy Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor.

Table 6 - EPC Agreement Summary

Contract	Turnkey EPC Agreement
Date	November 22nd, 2021
Parties	The Sun Exchange (PTY) LTD - as Customer ACES Africa (PTY) LTD - as Contractor
Object

Contractor will manufacture and construct a photovoltaic power plant, with total electrical capacity of 118.8kWp, to be built on the roof of the facility located at 10 Chatham Street, Maitland, Cape Town, 7405 and deliver such fully operational plant at the premises.

Price	1,360,649.67 South African Rand
Warranty Period	2 (two) years from the date of issuance of COD notice
Delay Liquidated Damages

Appendix 13 - Delayed Liquidated Damages will be calculated by multiplying the Expected Asset Usage (kWh) for the pro-rata days when the Asset was non-operational multiplied by the energy tariff as defined in the lease agreement, for each day in excess of 15 (fifteen) business days after the scheduled date for practical completion up to and including the date of practical completion or the date the EPC is terminated in accordance with its terms, whichever occurs first

Performance Liquidated Damages

If the guaranteed performance ratio is not achieved at the long term performance ratio test, and provided the achieved performance ratio at such performance ratio test is above the minimum performance ratio, the Contractor shall be liable to pay the Customer performance liquidated damages as calculated pursuant to Appendix 13

Termination by Contractor	In case of delay in payment by Customer for a period of more than 20 (twenty) business days
Appendices

Appendix 1 Definitions

Appendix 2 Solar Plant

Appendix 3 Scope of Works

Appendix 4 Pre-construction Protocol

Appendix 5 Payment Plan

Appendix 6 Commissioning Protocol

Appendix 7 Post-construction Protocol

Appendix 8 Notice To Proceed

Appendix 9 Practical Completion Document

Appendix 10 Technical Documentation

Appendix 11 Practical Completion Certificate

Appendix 12 Final Completion Certificate

Appendix 13 Delay Liquidated Damages

Appendix 14 Final Energy Yield Report

Appendix 15 Environmental, Operational, Health and Safety Compliance

Appendix 16 Administrative Requirements

Appendix 17 Performance Tests

Appendix 18 Company Guarantee

Appendix 19 Commercial Operation Date Notice

Appendix 20 O&M Scope of Work

Documentation Checklist

Table 7 - Documentation Checklist

Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
Incentives
EPC	Construction Set*
Equipment Warranties
Equipment Purchase Order
	Equipment Datasheet	X
	EPC Contract	X
EPC Insurance
Asset Management	O&M Agreement**	X
Asset Management Agreement
Investment	Project Model	X

*Under the EPC Scope

** O&M Terms in the EPC Contract

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Anchor Foods Project.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date January 18, 2022